Exhibit 99.2

1 4Q23 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 4Q23 and 2023 Financials 02 Final Remarks 03 01 Key Highlights Q&A 04 Appendix 05

1 Key Highlights

5 2023 Highlights Continuous Growth With Profitability & Efficiency Notes: 1 – Excludes Revenue from incentives from Tesouro Direto, B3 and others. SG&A Guidance did not consider Modal; However, actual SG&A for 2023 includes Modal; 2 – Calculated as LTM SG&A ex - revenue from incentives from Tesouro Direto, B3, and others divided by LTM Net Revenue; 3 – Calculated as Total Capital Return in the period (including share buybacks and dividends) divided by LTM Net Income; 4 – Cons iders R$44 million adjustment in 4Q23 due to one - off impairments of investment assets. 2 - R$44 million adjustment due to one - off impairments of investment assets. vs. Guidances 2023 Results R$ 1.1 Tn Client Assets +19% YoY R$ 7.22 Diluted EPS 4 +16% YoY 36.0 % Efficiency Ratio² ,4 - 598 bps YoY R$ 3.9 Bn Net Income 4 +10% YoY R$ 3.8 – 4.4 Bn Net Income 2023 Guidance 26.8 % EBT Margin 4 +98 bps YoY 26% – 32 % Annual EBT Margin Guidance R$ 5.0 – 5.5 Bn SG&A¹ 2023 Guidance R$ 5.3 Bn SG&A¹ ,4 - 5% YoY 114 % Payout Ratio 3 +2.3x bps YoY R$ 15.7 Bn Gross Revenue +12% YoY

6 Strategy Tracker Retail Investments Retail Cross - Sell Corporate & SMB Absolute Leadership in Core Business Grow with Our Clients’ Needs Premier Service with Unique Value Long - Term Strategy 2023 Performance x + 66bps Gain in Market Share for Individuals in 2023 x We Have Replicated IFA Success into New Channels x Official Launch of Global Account x New Verticals¹ Already Represent 17.5% of Gross Revenue x Better Solutions by Leveraging on Our Synergetic Ecosystem x Go - to Provider for Corporates & SMBs Notes: 1 – This number includes Retirement Plans, Cards, Insurance, Credit, SMB & Corporate ex - investments, FX, digital account, and global investments, as presented in our Investor Day. Quality

7 Value Creation Cycle with Tangible Actions 7 Understanding clients’ needs Transforming clients’ needs into practical actions Loyal and happy clients Constant evolution of value proposition Financial Planning Roadmap and Features x Centralized Asset Allocation across channels x Aligned Incentives x Goal - driven Financial Planning x Consolidated Portfolios with Liquid and Illiquid Assets x Tax Optimization

2 4Q23 and 2023 Financials

9 Gross Revenue 2,549 3,179 3,152 357 386 413 275 519 508 281 156 4Q22 3Q23 236 4Q23 3,337 4,364 4,309 Retail Institutional Corporate & Issuer Services Other 76% 73% 73% 11% 9% 10% 8% 12% 12% 5% 6% 5% 4Q22 3Q23 4Q23 Retail Institutional Corporate & Issuer Services Other +12% YoY growth in Gross Revenue Growth in overall Retail representativeness YoY Gross Revenue Breakdown % Gross Revenue Breakdown R$ Million 10,157 11,791 1,919 1,516 1,295 1,576 666 842 2022 2023 14,036 15,726 72% 75% 14% 10% 9% 10% 5% 5% 2022 2023

10 Retail Revenue – New Verticals¹ New Verticals¹ Growth of 43% YoY 93 98 94 234 259 306 47 49 46 31 36 46 4Q22 3Q23 4Q23 406 442 491 Retirement Plans Cards Credit Insurance Retail Revenue Breakdown – New Verticals¹ R$ Million 227 333 365 180 593 1,001 104 160 180 60 97 149 2022 2023 1,183 1,695 2021 571 Notes: 1 – This number is consistent with our previous disclosure of New Verticals within Retail. It includes Retirement Plans, Cards, Insurance and Credit. Does not include SMB & Corporate ex - investments, FX, digital account, and global investments, as pr esented in our Investor Day.

11 Core Retail vs. New Verticals Revenue Notes: 1 – Includes Equities, Fixed Income and Funds Revenue. 2 - This number is consistent with our previous disclosure of New Verticals within Retail. It includes Retirement Plans, Cards, Insurance and Credit. Does not include SMB & Corporate ex - investments, FX, digital account, and global investments, as presented in our Investor Day. 3 – Annualized Retail Take Rate. 4 - B3 Individuals Equity Traded Volume Data. 914 571 2021 2023 9,793 11,791 8,309 8,073 1,695 2,023 Revenue R$ Million - 3 % Core¹ New Verticals² Other 3x Core Retail Investments 2021 2023 Client Assets (R$ Bn) 627 882 Take Rate 3 (%) 1.5% 1.0% B3 Market Share for Individuals 4 52% 48% … While We Are Poised to Unlock Operating Leverage as Market Recovers New Verticals Have Continued to Push Retail Growth in 2023…

12 Corporate & Issuer Services Revenue Complete Product Range Supports Our Continuous Growth ...With +22% YoY Growth 135 197 177 140 322 330 4Q22 3Q23 4Q23 275 519 508 Corporate Issuer Services Corporate & Issuer Services Breakdown R$ Million 596 668 699 908 2022 2023 1,295 1,576

13 Sales, General & Administrative Expenses (SG&A)¹ Notes: 1 – Excludes Revenue from incentives from Tesouro Direto, B3 and others. Includes R$44 million adjustment in 4Q23 due to one - off impairments of investment assets. 2 - R$44 million adjustment due to one - off impairments of investment assets. 892 485 499 488 4Q22 1,048 3Q23 1,022 (44) 4Q23 1,377 1,547 1,509 People Non - people One - off² SG&A¹ Expenses 5% Lower YoY and Within Annual Guidance, Despite Modal’s Acquisition ...Reflecting Cost Reduction Made Since The Beginning Of The Year SG&A¹ R$ Million 3,943 1,659 2022 3,728 1,619 (44) 2023 5,602 5,347

14 Efficiency & Compensation Ratios Notes: 1 – Calculated as SG&A ex - revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue. 2 – Calcula ted as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue; 3 – Considers $44 million adjustment due to one - off impairments of investment assets. Compensation Ratio 2 LTM % Efficiency Ratio 1 LTM % 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 36.0% ³ 4Q23 39.2% 42.0% 38.3% 37.3% 36.3% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 28.4% 29.5% 26.8% 25.7% 25.1% Cost Control Discipline Has Remained One of Our Top Focus in 2023 ...With Efficiency Ratio Reaching Its Lowest Level Since IPO

15 23.2% 28.0% 24.6% 25.7% Earning Before Taxes (EBT) 738 1,157 995 44 4Q22 3Q23 4Q23 1,039 Notes: 1 – Includes R$44 million adjustment due to one - off impairments of investment assets. Growth of +16% YoY in Annual EBT¹ ...With Impacts In The Quarter Related To One - Off Events And Revenue Mix EBT and EBT Margin¹ R$ Million and % 3,445 3,936 44 2022 2023 3,980 25.8% 26.5% 26.8%

16 Net Income Notes: 1 - Includes R$32 million adjustment related to one - off impairments of investment assets, net of taxes. 783 4Q22 3Q23 31 4Q23 1,071 1,087 1,040 24.6% 26.3% 25.7% 26.5% Despite a Challenging Environment, Annual Net Income Grew +10% YoY¹ ...While We Have Reached a Payout Ratio of 114% , Returning R$4.5 Billion in 2023 to Shareholders Net Income¹ and Net Margin R$ Million and % 2022 31 2023 3,930 3,580 3,899 26.4% 26.8% 26.2% Capital Return R$ Bn R$ 1.3 R$ 1.6 R$ 2.0 R$ 1.8 R$ 4.5

17 Return on Tangible Equity Notes: 1 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill; 2 – Annualized Retur n on Average Equity. We Believe ROTE¹ Is A More Accurate Reflection Of Our Core Operations Annualized ROTE¹ and ROAE² % 19.9% 25.8% 25.6% 18.1% 22.6% 4Q22 3Q23 4Q23 21.1% 25.2% 22.8% 2022 2023 21.4% 25.0% ROTCE ROAE

3 Final Remarks

19 People and Culture x Talent Pool 1 2 x Our long - term competitive advantage, always a priority Cost Discipline 3 x Financial Planning with optimal asset allocation for all clients – affluent clients with HNW service level Quality 4 x New Verticals’ consolidation Penetration and Principality 5 x Rollout in 2024 Corporate & SMB Digital Bank Account CEO Priorities 2024

4 Q&A

5 Appendix

22 Investor Day Checkpoint Notes: 1 – Includes Corporate and SMB ex - investments. New Verticals + Corporate & SMB • Retirement Plans • Cards • Loans • Insurance • FX • Digital Account • Global Investments • Corporate & SMB¹ 2.6% 2019 2023 + 7x 17.5 % Gross Revenue Representativeness From New Verticals and Corporate & SMB¹

23 Total Loan Portfolio¹ Note: 1 – Gross of Expected Credit Losses. Data as of December 31 st , 2023. R$ billion Secured Unsecured Total Loans 19.4 1.7 21.1 Credit Card 5.4 2.3 7.7 Corporate Securities 3.3 12.3 15.6 Credit Portfolio 28.2 16.3 44.5 Main Activities • Investment Banking • Fixed Income Distribution • Corporate Credit

24 Non - GAAP Financial Information Adjusted Assets (from the factors listed below) reflects our business more realistically [B] Retirement Plans ▪ AUM from XP Vida & Previdência is accounted in both assets and liabilities [C] Float ▪ Uninvested cash from clients allocated in sovereign bonds Key factors inflating our balance sheet Simplified Balance Sheet (in R $ mn) Assets [A] [B] Retirement Plans [C] Float Adjusted Assets [A-B-C] Total 249,041 56,409 16,944 175,688 Securities - Fair Value through P&L 103,282 56,409 - 46,873 Securities - Repos 14,889 - - 14,889 Securities - Fair Value through OCI 44,063 - 14,011 30,052 Securities - Trading & Intermediation 2,932 - 2,932 - Other Financial Instruments 30,589 - - 30,589 Other Assets 53,285 - - 53,285 Liabilities + Equity [A] [B] Retirement Plans [C] Float Adjusted Assets [A-B-C] Total 249,041 56,409 16,944 175,688 Securities - Repos 33,341 - - 33,341 Other Finan. Liab. 64,544 - - 64,544 Pension Funds 56,409 56,409 - - Securities - Trading & Intermediation 16,944 - 16,944 - Other Liabilities & Equity 77,804 - - 77,804

25 Net Asset Value 25 (in R $ mn ) Adj. Gross Financial Assets NAV = Gross Debt - 4Q23 3Q23 Financial Assets 231,903 216,300 Securities & Derivatives 177,934 165,515 Loans 28,552 26,645 Repos 14,889 12,252 Other 10,528 11,888 (-) Financial Liabilities (198,386) (183,729) (-) Retirement Plans Liabilities (56,409) (53,280) (-) Market Funding Operations (54,529) (46,688) (-) Repos (33,341) (39,517) (-) Securities & Derivatives (45,208) (32,888) (-) Other (8,899) (11,357) (-) Float (14,011) (13,493) (=) Adjusted Gross Financial Assets 19,506 19,078

26 Investor Relations ir@xpi.com.br https://investors.xpinc.com/